12G File No
82-3977

]UT

BANFF RESOURCES LTD

02015580

FOR IMMEDIATE RELEASE

PROCESSED MAR 05 2002 THOMSON FINANCIAL SUPPL

Trading Symbol: BFF
Toronto, Canada - Corporate Update

BFF 2002 - 01

BANFF RESOURCES ANNOUNCES SECOND QUARTER 2002 RESULTS

Toronto, February 26, 2002 : Banff Resources Ltd (CDNX:BFF) incurred a net loss of US$5.2 million or US$0.08 per share for the quarter ended December 31, 2001, compared to a loss of US$7.0 million or US$0.11 per share in the corresponding quarter of fiscal 2001. The net loss for the six months to December 31, 2001 was US$8.4 million or US$0.13 per share compared to US$7.2 million or US$0.11 per share in the same period in fiscal 2001. Revenue and costs were capitalized in fiscal 2001 but are included in the discussion below for comparison purposes.

Cobalt production during the second quarter of fiscal 2002 was 361,489 pounds representing a 23% increase over the 292,715 pounds produced in the second quarter of 2001, but a 6.5% decrease from the previous quarter. Production for the six months to December 31, 2001 increased 42% to 748,291 pounds compared to the 525,641 pounds produced in the same period last year. Operating costs for the six months to date were US$7.7 million compared to US$6.1 million for the six months ending December 31, 2000. Cash costs for the second quarter were US$10.24 per pound of cobalt compared to US$9.56 per pound in the first quarter. The average realized cobalt price received for the present six month period was US$7.42 per pound and, subsequent to the second quarter end, world cobalt prices declined further to approximately US$6.50 per pound.

For the half year, long-term loans to external banks decreased by US$6.2 million while long-term debt to related companies increased by US$9.2 million. Financing costs for the six months totalled US$4.9 million compared to US$5.7 million in the previous corresponding period. Banff has a working capital deficiency of US$36.9 million as at December 31, 2001 sustainable only through the continuing financial support of the parent company. Banff also had a shareholders' deficit of US$138 million at the same date. The parent company has indicated that they are seeking offers of interest to purchase their 54% beneficial interest in the Kasese Cobalt Project, which is operated by Kasese Cobalt Company Ltd (KCCL) (Banff 63%).

KCCL is evaluating contractor claims estimated at US$4.5 million. KCCL is working towards the settlement of these claims. The settlement of the claims, if any, will be accounted for as an expense at the time of settlement. Management intends on contesting these claims and the outcome of this process can not be determined at this time.

dw 3/4

The Company was informed during this quarter by the Canadian Venture Exchange (CDNX) that it does not meet the listing requirements of a Tier 1 company due to its significant working capital deficiency. The Company has requested that the CDNX delay the discussion of Banff's Tier 1 listing status until our fiscal fourth quarter, pending the completion of the takeover transaction for Banff's parent company.

Newmont Mining Corporation has announced that they now have in excess of 90% of the shares of Normandy Mining Ltd, the Company's ultimate parent. The potential ramifications of this change to the Company are not known, however, it is understood that the planned sales process involving its interest in the Kasese Project will continue.

For further information please contact:

Gary Jeffery,
President and Chief Operating Officer
Tel: 011–61-8-9366-3232

David Constable,
Vice President, Investor Relations
Tel: (416) 596-1299 or
Toll free 1-800-756-9995
Fax: (416) 596-2259
E-mail: dconstable@banffres.com

Banff Resources Ltd.
Per:

David Constable
Vice President, Investor Relations

BANFF RESOURCES LTD
Consolidated Balance Sheet
(in U.S. Dollars)
(unaudited – Note 1)

	December 31, 2001	June 30, 2001
Assets		
Current assets		
Cash	$ 737,718	$ 442,134
Inventory (Note 2)	3,753,416	4,160,000
Accounts receivable	1,821,880	2,382,151
Prepaid expenses	190,355	379,116
Total current assets	6,503,369	7,363,401
Capital assets (Note 3)	65,433	115
Total assets	$ 6,568,802	$ 7,363,516
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities (Note 4)	20,550,586	16,361,343
Current portion of long-term loans	11,676,832	11,677,000
Due to related parties	11,172,049	10,824,090
Total current liabilities	43,399,467	38,862,433
Long-term loans	28,177,276	34,371,000
Due to related parties – long-term	72,982,289	63,698,000
	144,559,032	136,931,433
Shareholders' equity		
Share capital	26,753,549	26,753,549
Deficit	(164,743,779)	(156,321,466)
	(137,990,230)	(129,567,917)
Total liabilities and shareholders' equity	$ 6,568,802	$ 7,363,516

Approved on behalf of the Board:

Joseph Giuffre
Director

Charles B. Main
Director

See accompanying notes to these interim financial statements.

BANFF RESOURCES LTD
Consolidated Statement of Operations and Deficit
For the three and six months ended December 31
(in U.S. Dollars)
(unaudited)

	6 Months Ending December 31		3 Months Ending December 31	
	2001	**2000**	**2001**	**2000**
Revenue				
Cost of operations	4,931,481	-	1,461,567	-
Operating loss	7,729,925	-	3,988,450	-
	2,798,444	-	2,526,883	-
Administrative Expenses				
Interest on shareholder loan	272,432	364,988	181,464	186,522
Insurance	245,055	-	115,519	-
Salaries and wages	41,412	59,463	30,022	35,195
Professional fees	15,761	28,591	12,054	7,304
Travel and promotion	15,282	20,960	15,084	14,521
Consulting fees	11,755	17,659	6,582	1,311
Rent	10,449	11,811	6,825	5,887
Capital tax	9,527	2,528	6,282	1,246
Board of Directors' fees	9,264	5,848	7,644	3,443
Office and sundry	3,878	4,879	3,111	2,640
Depreciation	1,432	3,460	1,419	1,705
Listing and transfer agent fees	2,703	2,695	2,462	2,228
Loss before the undernoted	3,437,394	522,882	2,915,351	262,002
Interest expense – related party	3,112,191	-	1,483,142	-
Interest expense	1,284,712	-	428,443	-
Guarantee fees – related party	466,843	-	223,189	-
Write-down of capital assets (Note 3)	-	6,865,087	-	6,865,087
Interest and other income	-	(25,992)	-	(3,486)
Translation and foreign exchange (gains) loss	121,173	(204,321)	138,242	(98,820)
Loss for the period	8,422,313	7,157,656	5,188,367	7,024,783
Prior period adjustment (note 5)	(392,442)	(588,663)	(392,442)	(588,663)
Deficit – beginning of period	156,713,908	83,863,453	159,947,854	83,996,326
Deficit – end of period	164,743,779	90,432,446	164,743,779	90,432,446
Loss per common share and diluted earnings per share	$ 0.13	$ 0.11	$ 0.08	$ 0.11
Number of common shares	64,698,795	64,698,795	64,698,795	64,698,795

See accompanying notes to these interim financial statements.

BANFF RESOURCES LTD
Consolidated Statement of Cash Flows
For the three and six months ended December 31
(in U.S. Dollars)
(unaudited)

	6 Months Ending December 31		3 Months Ending December 31	
	2001	**2000**	**2001**	**2000**
Operating Activities				
Loss for the period	(8,422,313)	(6,961,436)	(5,188,367)	(6,828,563)
Charges (credits) not affecting cash				
Other property costs	-	-	-	4,730,043
Depreciation	1,432	3,460	1,419	1,705
Foreign exchange gains	-	(237,055)	-	(174,084)
Decrease (increase) in non-working capital related to operations				
Accounts receivable	560,271	516,520	899,724	(536,172)
Inventory	406,584	(901,374)	319,728	(1,854,025)
Prepaid expenses	188,761	139,863	(26,677)	(92,141)
Contractor advances	-	526,363	-	88,787
Accounts payable and accruals	4,189,243	5,843,758	747,307	4,380,512
Cash flow from operations	(3,076,022)	(1,069,901)	(3,246,866)	(283,938)
Investing Activities				
Capital assets	(66,750)	(2,249,324)	(18,386)	(1,175,583)
Financing Activities				
Advances from related parties	9,632,248	8,901,940	9,578,147	7,601,940
Share capital issued	-	15,000	-	-
Long-term loans	(6,193,892)	(6,100,435)	(6,042,415)	(6,100,435)
	3,438,356	2,816,505	3,535,732	1,501,505
Net increase (decrease) in cash	295,584	(502,720)	270,480	41,984
Cash position – beginning of period	442,134	919,684	467,238	374,980
Cash position – end of period	$ 737,718	416,964	$ 737,718	416,964

See accompanying notes to these interim financial statements.

BANFF RESOURCES LTD
Notes to Interim Consolidated Financial Statements
December 31, 2001
(unaudited)

Note 1 – Interim statements, organization and nature of operations

These interim financial statements follow the same accounting policies and methods of computation as the annual consolidated financial statements of June 30, 2001. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six ended December 31, 2001 are not necessarily indicative of the results that may be expected for the full year ending June 30, 2002. These financial statements should be read in conjunction with the Corporation's consolidated financial statements, including the accounting policies and notes thereto.

The Company is a 63% joint venture partner in Kasese Cobalt Company Ltd. ("KCCL") with the Ugandan Government, which through it's investment in Kilembe Mines Limited ("KML") owns 25%. KCCL is located in the country of Uganda. The Company continues to be in discussion with KML regarding the option to acquire the Kilembe Mines Tailings ("Kilembe") in Uganda.

The Company has continued to focus its attention on improving the operations of the bioleach, solvent extraction electro-winning cobalt processing plant in Kasese, Uganda. At June 30, 2001 the cobalt plant had achieved commercial production. All previous operating losses were capitalized to the project as commissioning phase expenses but then were written off as it was probable that these costs could not be recovered from future operations. The processing plant continues to experience operational problems, and is achieving less than design throughput.

The Company has a working capital deficiency of $36.9 million and continues to incur operating losses. This shortfall includes $11.2 million relating to short-term loans from Normandy LaSource SA ("LaSource"), the Company's immediate parent, which owns 85% of the Company. In this regard, these financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of activities.

The continuation of the Company as a going concern is dependent upon a number of factors. These include achieving higher production levels, the cobalt metal settlement price being above present prices, realization of operating efficiencies which in turn will help reduce operating costs, political stability in the region, and most critically the continuing financial support from the parent company and companies under common control. Without the parent company support the Company would not be able to continue operations. These consolidated financial statements do not include any adjustments to the recoverability and classification of certain recorded asset amounts and classification of certain liabilities that might be necessary, if the Company were unable to continue as a going concern.

The Company is subject to the political and economic risks of operating in Uganda. These include risks associated with the political and economic environment, foreign currency exchange, internal conflicts and changes in legislation. The economy of Uganda differs significantly from the economics of North America

and European nations in such respects as structure, level of development, resource allocation, self sufficiency, rate of inflation and the level of development and enforcement of existing laws.

Note 2 - Inventory

	December 31, 2001	June 30, 2001
Spare parts and materials	$ 2,698,503	$ 2,156,000
Cobalt in circuit	1,054,913	1,812,000
Finished product (cobalt)	-	192,000
	$ 3,753,416	$ 4,160,000

Note 3 - Capital Assets

	December 31, 2001	June 30, 2001
Kasese cobalt and hydro plants, Uganda	162,973,969	162,908,613
Resource property – Kilembe	6,076,142	6,076,142
	169,050,111	168,984,755
Write-down of capital assets	(168,984,755)	(168,984,755)
	65,356	-
Office equipment	77	115
	65,433	115

The commissioning of the Kasese Project took substantially longer to complete than anticipated in the original project feasibility study. Significant additional costs were incurred related to the construction of the physical plant, the financing costs incurred during the construction delay and the operation loss during the extended commissioning period. Due to these factors, production difficulties and low cobalt prices, the Company wrote off $78 million of capital costs in 2000 and the balance of the Kasese capital assets in fiscal 2001.

Note 4 – Accounts payable and accrued liabilities

	December 31, 2001	June 30, 2001
Corporate payable	$ 191,541	$ 51,343
Trade payable – Uganda	3,107,782	2,005,000
Construction payable – Uganda	1,343,574	1,962,000
Provision for rehabilitation	236,061	143,000
Long-term loans - accrued interest + fees	658,037	730,000
Due to related parties - accrued interest + fees	15,013,591	11,470,000
	$ 20,550,586	$ 16,361,343

Note 5 – Change in accounting policy

Effective October 1, 2001, the Company changed its policy relating to the accounting for exchange gains or losses on long-term debt. In November 2001 the Canadian Institute of Chartered Accountants' Accounting Standards Board eliminated the deferral and amortization of exchange gains and losses arising from the translation of long-term debt as an acceptable accounting policy. Accordingly, the Company no longer defers exchange gains or losses on the translation of long-term debt. The accounting policy change has

been applied retroactively. Accordingly, the deferred foreign exchange gain of $392,442 as at June 30, 2001 has been credited directly to operating retained earnings. For the prior comparative period, the translation gain in the income statement has been reduced by $196,221 and the deferred foreign exchange gain on the balance sheet of $392,442 was eliminated and the opening deficit was decreased by $588,663.

Note 6 – Related party transactions

Balances with related companies as at December 31, 2001 are as follows:

		$
1.	Current loan payable to parent company	11,172,049
2.	Accounts payable – parent – financing interest and fees	15,013,591
3.	Long-term loan payable to parent company	72,982,289

Transactions with related companies for the six months ended December 31, 2001:

		$
1.	Interest accrued but not paid on short-term loan from parent company	364,988
2.	Interest accrued but not paid on long-term loan from parent	3,112,191
3.	Guarantee fee accrued but not paid to parent company	466,843
4.	Cost reimbursements charged by a sister subsidiary relating to shared services	44,800
5.	Cost reimbursements charged to a sister subsidiary relating to shared services	15,982

Note 7 - Contingencies

The Company is evaluating contractor claims estimated at $4.5 million. The Company is working towards the settlement of these claims. The settlement of the claims, if any, will be accounted for as an expense at the time of settlement. Management intends on contesting these claims and the outcome of this process can not be determined at this time.

40 University Avenue, Suite 1300,
Toronto, Ontario, M5J 1T1, Canada
Tel: (416) 596-1299, Fax (416) 596-?259
Toll free: 1-800-756-9995

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RECEPTION OK

TX/RX NO	7846
CONNECTION TEL	416 596 2259
SUBADDRESS	
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ST. TIME	02/26 15:20
USAGE T	02'34
PGS.	8
RESULT	OK